GLEN BURNIE BANCORP

101 Crain Highway, S.E.

Glen Burnie, Maryland 21061

TEL (410) 766-3300

FAX (410) 787-8570

May 17, 2012

VIA EDGAR

Mark Webb

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Glen Burnie Bancorp (the “Company”)
Registration Statement on Form S-3
File No. 333-181328

Dear Mr. Webb:

I am writing to you in response to your comment letter of May 15, 2012 regarding the referenced Registration Statement. Below are the Company’s responses to the comments raised.

Information Incorporated by Reference, page 11

1. We note your comment and will today file an amendment to the Registration Statement in accordance with the comment.

Signatures, page II-4

2. We note your comment and will today file an amendment to the Registration Statement in accordance with the comment.

Should you require any further information or have additional comments, please contact me.

Sincerely,

GLEN BURNIE BANCORP

/s/ John E. Porter

John E. Porter

Chief Financial Officer

cc:	Mr. Michael G. Livingston Chief Executive Officer Michael F. Johnson, Staff Attorney